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June 30, 2010

VIA EDGAR AND EMAIL

Mr. Michael L. Kosoff

Staff Attorney

Office of Insurance Products

Securities and Exchange Commission

100 F Street, N.E.

Room 4423

Washington, D.C.  20549-4644

Re:	Hartford Life Insurance Co.
Separate Account Seven
File Nos. 333-148564; 811-04972

Dear Mr. Kosoff:

Presented below and attached hereto please find specific responses to each of your comments and questions from June 24, 2010:

1.               General Comments:

a.               Please make it clear in the prospectus that those who bought the Return of Premium Death Benefit prior to August 16, 2010, now own Return of Premium Death Benefit I.

Response: Agreed. Wording has been added to Appendix E clarifying this point.

b.              For clarity, please consider adding a concept of “Total Death Benefit”; where the Total Death Benefit is the sum of the standard or optional death benefits and the Personal Pension Account death benefit.

Response: Registrant has already broadly defined the term “Death Benefit” as the amount payable upon the death of the relevant life in being before the annuity commencement date.  Registrant respectfully submits that adding yet another defined term and distinguishing between these two same concepts in numerous places where this term is used throughout the prospectus would cause investor confusion.  Registrant therefore proposes adding a sentence to this definition to the following effect: “Where applicable, your Death Benefit includes the standard or optional Death Benefit plus the Personal Pension Account Death Benefit.”

c.               Please revise the prospectus to ensure that every reference to the Return of Premium Death Benefit contains either “I” or “II”, as appropriate.  (See pages 23, 28, 34, 45 and the Appendices).

Response: Agreed.

d.              The prospectus states that both Return of Premium I (APP E-4) and Return of Premium II (p. 42) “may be referred to as the “Return of Premium” death benefit in your Contract”.  Please explain supplementally how referring to two separate riders by the same name in a contract would not be materially misleading to an investor.

Response: As Registrant has filed a new rider, Registrant will delete this reference.

2.               Introduction — Choose a Contact Class (p. 3)

a.               In the blurb following the table, please include the Annual Maintenance fee as a fee that is not reflected in the table.

Response: Agreed.

b.              It is unclear why an investor in a nonqualified contract would choose the C share class over the I share class, based on the information provided in the Introduction.  Please revise the Introduction to clarify this ambiguity.

Response: The I share class is offered to clients of registered investment/financial advisors (as so stated on the cover page of the prospectus).  Registrant anticipates that advisors that charge a separate fee for their services (as compared to a commission) will alert their customers as to the relative merits of choosing this share class over others based on their particular needs and circumstances.

c.               Please include a statement that each class also has their own minimum contract value requirements.

Response: Agreed.

d.              Please consider removing the maximum up-front commission disclosure from the comparison table.  Discussing only upfront Commissions without a discussion of trail commissions may be a material omission.  (i.e., one might think if a broker recommends class C, they will receive less and therefore must have the contract owner’s interests ahead of his own.)

Response: This disclosure was intended to help identify the potential conflict of interest a registered representative might be perceived to have in recommending a share class that provided them with a higher commission.  The trail commission is less differentiated between share classes and was therefore not considered to be as relevant in this portion of the prospectus.  Discussion regarding trail commissions can be found in prospectus section 6(e).  Registrant therefore respectfully submits that the continued use of this column supports effective disclosure.

3.               Fee Summary (p. 4)

a.               In the narrative preceding the first table, please include “or transfer cash value between investment options” to the description of what is included in the first table.

Response:  Since there are no fees associated with transferring cash value between investment options, Registrant respectfully submits that this revision may be misleading.  Moreover, this suggested verbiage does not appear to be included in the preamble to this table as found in Item 3(a) of Form N-4.

b.              In footnote 4, please move the placement of the comma to make it clear that Premium Payments is adjusted for Surrenders, but the MAV is not adjusted (as the adjustment is already built into the MAV definition).

Response: Agreed.

c.               Please clarify how the voluntary waiver operates.  The prospectus states that you cannot increase the rider fee once the rider has been elected.  Would terminating the voluntary waiver increase the rider fee to the current rider charge?

Response: Registrant interprets the rider to limit its ability to raise the rider fee once it is no longer offered to new customers.  Since Registrant is essentially closing this rider, Registrant is preserving its right to raise the fee to the maximum fee described.  Registrant can not raise the rider fee for existing contract owners except upon spousal contract continuation in which event Registrant could charge the then current fee subject to whatever waiver Registrant was then applying on a non-discriminatory basis.  Registrant notes that this approach is commonly used in mutual funds and believes that it has adequately addressed this aspect of the potential fee increase in relevant sections of the prospectus.

4.               Annual Fund Operating Expenses (pp. 5-8)

a.               Please make sure that the table conforms to the requirements of item 3 of Form N-1A.

i.                  Please remove the master fund total annual operating expenses column from the chart and incorporate those fees under the appropriate captions (e.g., master fund management fees should be reflected in the management fee column) as per item 3, instr. 1(d)(i) of Form N-1A.  Please also revise footnote 8 accordingly.

Response:  Agreed.

ii.               Please revise the “Net Total Annual Operating Expenses” caption to read “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement]” to be consistent with item 3, instr. 3(e) of Form N-1A.

Response:  Agreed.

b.              Please remove footnotes 4 and 9 and the footnote denoted by an asterisk as such disclosure is not permitted or required under item 3 of Form N-1A.

Response: Agreed.

5.               The Funds (pp. 10-11)

Please include a cross-reference to Appendix C.

Response: Agreed.

6.               Personal Pension Account (pp. 13 - 16)

a.               With regard to the second to last bold bullet point (on page 14):

i.                  To the extent the full and partial surrender mechanism operate in a similar fashion, to avoid confusion, please use similar language when explaining commutation.

ii.               Please include in the bullet that payments will be made within 30 days.

iii.            Please revise the added disclosure to clarify how the payouts operate.  (e.g., Payments of the non-commuted annuity payout value will continue and payments of the annuity payout value which were commuted would continue at the end of the Guaranteed Payout Duration.)

Response:  Registrant will restate the bullet as follows:

•                  “You may commute any or all of your Annuity Payout Value to get a lump sum payment from the Personal Pension Account.  There is an initial thirty day waiting period for receiving commuted value of your Personal Pension Account.”

Registrant will also replace the last sentence of the first paragraph under the heading entitled “Lump Sum Payments” (p. 15) with the following:

“Personal Pension Account Payouts based on the remaining, non-commuted portion of your Annuity Payout Value will take place after the Guaranteed Payout Duration based on the same frequency established on your original Personal Pension Account Start Date provided that you, the Annuitant or a joint Owner are alive at that time.  There is an initial thirty day waiting period for receiving commuted value of your Personal Pension Account.”

b.              Please include disclosure that while an optional death benefit is in effect, transfers to the Personal Pension Account from the fixed or variable investment options may have the affect of reducing the Total Death Benefit.

Response:  Registrant respectfully submits that this information has already been included in the description of the PPA transfer program and optional rider disclosures and would therefore appear to be confusing if also repeated in this section — particularly if the contract owner had not elected an optional guaranteed minimum death benefit.

c.               Please clarify the statement “Your Benefit Balance is not guaranteed as part of any optional Death Benefit rider.”  Although your Personal Pension Account component of the death benefit is not effected by an optional rider, we do not want the contract owner to believe that the PPA death benefit is not a guaranteed or a fixed figure (i.e., not subject to market movements) under the contract.

Response:  Registrant intended to clarify that each component of the Death Benefit was not cross-guaranteed through optional riders much in the way Registrant has done in the portion of the prospectus describing the optional guaranteed minimum death benefit riders.  Registrant will delete this sentence for greater clarity.

d.              The prospectus notes on page 13 that the PPA restricts liquidity and exposes the investor to the potential loss of value as a result of commutation.  Please note this in the Introduction.

Response:  Registrant has identified liquidity constraints within the fourth introductory paragraph under the heading “What is the Personal Pension Account?”  Registrant will add the following additional bullet on page 14:

“Sums invested into the Personal Pension Account are subject to severe transfer restrictions and any lump sum withdrawals are subject to commutation (which may significantly reduce the amount you receive). Please make sure that you have sufficient assets available to meet your short term or emergency needs before investing in the Personal Pension Account.”

e.               The prospectus notes on page 13 that the amount of income payments are made known “in advance.” Please clarify here that crediting rates applicable to a PPA contribution are disclosed at the time of the contribution.  Please also clarify when annuitization rates on amounts held in the Fixed Accumulation Feature are disclosed.

Response:  Registrant will replace the subject sentence with the following:

“You will know at the time of each Deposit what you can expect in terms of lifetime payouts if commenced during your Guarantee Window.  Crediting rates (including the step down in such rates) are also available at or prior to each Contribution.”

Registrant supplementally notes that current annuitization rates for the Fixed Accumulation Feature are set from time-to-time and are subject to minimums stated in the applicable contract rider.

f.                 Please revise the description of the Guaranteed Payout Duration to clarify what is the basis for the determination of the duration, e.g., expected life.  Please summarize this clarification in the next to last bullet point at the top of page 14, and revise the last bullet point that the rights to future payouts include those payouts that would have otherwise been made had the investor lived past the GPD.

Response:  Registrant respectfully submits that the basis for determining the duration of the Guaranteed Payout Duration is already described in the definition of this term, within the description of commutation in the Surrender section, and is also illustrated in PPA Examples 4a and 4b.  Guaranteed Payout Duration is not based on expected life.  Rather, it is the time period equal to the applicable Annuity Payout Value divided by the corresponding Personal Pension Account Payout, rounded down.  For the purposes of clarity, Registrant will add cross reference to the commutation section. Please refer to the response to item 6(a) for our proposed response to the last aspect of your comment.

g.              The third paragraph on page 15 notes that the Target Income Age cannot exceed 20 years past the annuitant’s age at the time of the investment or 80.  It is unclear whether this means that the target income age could be as late as 100.  Please clarify this ambiguity.

Response:  Registrant will add clarification that the first to occur of the above captioned events sets the ceiling age and not age 100.

h.              Please confirm in the next to last paragraph on page 15 that the discount rate can generally be expected to be higher than credited rates.

Response:  Given the factors used in setting the discount rate, Registrant can not state with certainty that the discount rate will or generally is expected to be higher than credited rates. Registrant therefore respectfully submits that this revision would be inappropriate.

i.                  The prospectus states on page 15 that an investor may “terminate” a contract by (a) fully surrendering Contract Value, (b) commuting Annuity Payout Value in the PPA and (c) “giving up [the investor’s] rights to PPA Payouts.  This suggests that giving up rights to the PPA is somehow a separate action that must be affirmatively undertaken separate from the other two.  Please clarify supplementally if this is the case.  If so, please make corresponding changes throughout the prospectus describing what is required to terminate the contract (e.g., the Surrender section); otherwise please delete clause (c).

Response:  A contract owner effecting a Code § 1035 contract replacement transaction can affirmatively elect to waive future PPA Payouts.  This election is communicated in administrative forms.  For the purposes of enhanced clarity, Registrant will add reference to contract replacement transactions at the end of clause (c).

7.               Information on your Account (p. 17)

Please remove the reference to group annuities as the cover page of the prospectus describes the contract as an individual annuity.

Response: Agreed.

8.               How Do You Purchase a Contract  (p. 18)

Please remove the discussion and example of a front-end sales charge as such a charge structure is not available under the contract.

Response: Agreed.

9.               How Are Deposits Applied to Your Contract  (p. 18)

For clarity, please replace “(minus applicable expenses)” with “(refunding applicable expenses)”.

Response: Agreed.

10.         Income Path Option (p. 19)

a.               Please clarify the definition of Target Allocation.   Please also describe how it is determined in any year, given that it “increas[es]” each year, clarify exactly how the amount to be transferred in a year is determined, and provide an example demonstrating how this operates.

Response: Registrant has revised the Income Path Option to be described as follows:

“This Program allows you to automatically increase the total percentage of your Total Balance invested into the Personal Pension Account over a time period ending at your Target Income Age (Target Allocation). Each Contract Anniversary, we will look to transfer the portion of Contract Value from your Sub-Accounts and/or Fixed Accumulation Feature (Current Allocation) needed to meet your Target Allocation. These transfers will increase your Benefit Balance and decrease your Contract Value. You will specify each annual Target Allocation when enrolling in this Program.  Your Current Allocation will vary based on the investment performance of your Sub-Accounts and/or Fixed Accumulation Feature as of each Contract Anniversary. We may not be able to effect transfers in the event that your Current Allocation is insufficient to meet your Target Allocation.  We will not re-transfer Benefit Balance back to Contract Value if your Target Allocation can not be sustained in any given year. Please see PPA Income Path Example 5 in Appendix A for an illustration of how the proportion of Total Balance ratchets over time from Contract Value into Benefit Balance.”

b.              Please include the cross-reference to Personal Pension Account example 5 in Appendix A, as was done for the other two transfer programs.

Response: Agreed.

c.               Please clarify whether, given market movements, it would be possible that money would moved out of the PPA and added to the contract value.  (e.g., The total balance is split 50/50 and with 2 years to the target age you want 60% allocated to the PPA.  If in year one contract value is cut in half due to adverse market conditions; would value flow from the PPA to the contract so that 55% is allocated to the PPA and 45% is allocated to the contract value?)

Response: The program is focused on the percentage of Total Balance invested in the Personal Pension Account and therefore if Contract Value were to decrease as suggested above, the allocation for that contract year would not be effected.  Please refer to the response to item 10(a), above.

11.         Personal Pension Account Transfer Programs  (p. 19)

a.               In the first sentence following the bullets describing each program:

i.                  Please explain whether this sentence is applicable to the Fixed Dollar Amount Option; if not, please explain what mechanism that transfer program uses.

ii.               If the first sentence is only applicable to the Interest Sweep and Income Path Option, please explain supplementally under what circumstances contract value could be insufficient to comply with the instructions.

Response: The first sentence is not applicable to the Fixed Dollar Amount Option because the client may instruct us to redeem assets in specific Sub-accounts as opposed to proportionately under this Program.

For instance, there is a minimum amount of $1,000 to be transferred under the Programs. If the Contract Value did not have at least $1,000, Registrant would not comply with the instructions.

b.              In the first bullet point disclosing when the Programs will terminate, please explain the term “minimum amount rules”.  If this term refers to the defined term on page 29, please use caps and include a cross-reference.

Response: Registrant will use initial capitals as this refers to a defined term.

12.         Other Considerations (p. 20)

In the third bullet point, please clarify which Return of Premium death benefit you are referring to (i.e., I or II).

Response: Agreed.

13.         Surrenders (p. 29)

a.               In the second bullet point, please clarify whether the Minimum Amount Rule refers to Contract Value or Total Balance.  If contract value:

i.                  Please clarify what happen to amounts held in the Personal Pension Account if the minimum contract value is not maintained.

Response: The Minimum Amount Rule applies to Total Balance and this has been revised.

ii.               Please also clarify that one cannot allocate their Total Balance to the Personal Pension Account.

Response: Contract Owners may allocate their Total Balance to the Personal Pension Account.

b.              Please explain supplementally whether changes in the minimum account value would apply to all contract owners, or only new contract owners.

Response:  Registrant can change the minimum amount value for existing contract owners subject to limits specified in our contract.

14.         Option Two (p. 31)

a.               This option states that a contract owner would get the standard death benefit if the contract owner dies before the annuity commencement date.  Please confirm supplementally that this is true for all of the Annuity Payout Options, and if so, clarify why this out only with respect to this option?

Response: The provision of standard death benefits does not differ from other annuity payout options.  Registrant will therefore delete extraneous verbiage.

b.              This option states that a contract owner would get paid under the standard death benefit rules if the contract owner dies after the annuity commencement date.   Please clarify what the cash refund would be (e.g., the benefit balance).

Response: Please refer to the response above.  The Personal Pension Account death benefit payable in the circumstance referenced would be equal to the Benefit Balance.  Appropriate cross references will be added.

15.         Option Eight (p. 32)

a.               This option states that a contract owner would get the standard death benefit if the contract owner dies before the annuity commencement date.  Please confirm supplementally that this is true for all of the Annuity Payout Options, and if so, clarify why this out only with respect to this option.

Response: Please refer to the response in Section 14(a), above.

b.              This option states that a contract owner would get paid under the standard death benefit rules if the contract owner dies after the annuity commencement date.   Please clarify what the cash refund would be (e.g., the benefit balance).

Response: Please refer to the response in Section 14(b), above.

16.         Standard Death Benefit (p. 34)

a.               Please clarify whether the death benefit limit is the “greater of” or “lesser of” bullets A and B.

Response:  The death benefit is the “greater of” and the prospectus will be reworded accordingly.

b.              With regard to the maximum death benefit, please clarify whether the limits include amounts in the Personal Pension Account.  Also, if the limit is on Total

Balance (as opposed to contract value), and the standard death benefit is equal to the Total Balance, please explain how the standard Death Benefit could ever exceed Total Balance plus $1 million.

Response: Yes, the maximum death benefit includes value in the Personal Pension Account. Accordingly, Registrant has revised the limitation to reflect the limit to the Total Balance instead of just Contract Value.

Although the standard Death Benefit would not ever exceed Total Balance plus $1 million since the Total Balance is a component of the standard death benefit, the provision applies to total Death Benefits, including any optional Death Benefits. Therefore, it is possible that an optional Death Benefit could exceed Total Balance plus $1 million.

17.         Who will receive the Death Benefit (p. 35)

Please revise the second paragraph of this section to reflect Annuity Payout Options 2 and 8.

Response: Registrant has revised the second paragraph to reflect all Annuity Payout Options. The paragraph has been deleted and replaced with the following: “If death occurs on or after the Annuity Commencement Date, there may be no payout at death unless the Owner has elected an Annuity Payout Option that permits the Beneficiary to elect to continue Annuity Payouts, or receive any remaining value such as a cash refund, Benefit Balance, or receive the Commuted Value.”

18.         How is the charge for this rider calculated (p. 36)

In the first sentence, please move the comma following Premium Payments so that it follows Maximum Anniversary Value.  (This is to be consistent with the objective and to make clear that only the Premium Payments are adjusted for partial surrenders.  The MAV definition already reflects an adjustment for partial surrenders.)

Response: Agreed.

19.         What effect do partial or full surrenders have on your benefits under this rider? (p. 37)

a.               Please revise this section to explain how full surrenders affect your benefits, or revise the heading accordingly.

Response: Agreed, the heading has been revised.

b.              Please prominently state the effect of a partial surrender.  (e.g., A partial surrender (or transfer to the personal pension account) may reduce the death benefit by an mount greater than the amount surrendered, and provide an example

Response: Registrant has prominently stated the effect of the partial surrender. Registrant notes that the example have cross-referenced (MAV death benefit example 2 in Appendix A) illustrates the calculation of the proportionate reduction.

20.         Are there restrictions on how much you can invest? (p. 38)

a.               Please include a cross-reference to Appendix C-1 to show the reader where they can find the classification of a given investment option.

Response: Agreed.

b.              Under Multi-Asset Investments, please clarify that under the rider, notwithstanding the requirement to invest at least 30% of subaccount value in the fixed accounts; if you wish to invest in Multi-Asset Investments, you can only have all of your subaccount value or none of your subaccount value invested in the Multi-Asset Investments.

Response: Agreed.  The chart will be revised accordingly.

21.         What happens if you change ownership? (p. 38)

The prospectus states that an ownership change will “cause a reset” of the MAV death benefit.  Please clarify what is intended by this sentence.

Response: The sentence has been changed to include the clause “will cause a re-calculation” to be consistent with other disclosures.

22.         Can We Aggregate Contracts (p. 39)

a.               With regard to the maximum death benefit, please clarify whether the limits include amounts in the Personal Pension Account.

Response: Agreed. Please refer to the response to item 16(b).

b.              Please clarify supplementally whether aggregation affects any other term of the benefit, e.g., is satisfaction of the investment restrictions, with the attendant consequences, measured on an aggregate basis?

Response: Contract aggregation is limited only with respect to death benefits and therefore has no effect on any other contract terms.

23.         Is this rider designed to pay you a death benefit? (p.40)

a.               Please confirm the statement that the “benefit balance is not subject to principal protection.”  The benefit balance is a fixed obligation subject to a minimum interest rate and it not affected by market fluctuations.

Response:  Registrant intended to clarify that the Benefit Balance was not cross- guaranteed through optional riders, and Registrant will therefore delete this sentence.

b.              Please revise the last sentence of this section to reflect annuity payout option 2 and 8.

Response: Agreed.

24.         What effect do partial or full surrenders have on your benefits under this rider? (p. 41)

a.               Please revise this section to explain how full surrenders affect your benefits, or revise the heading accordingly.

Response: Agreed.

b.              Please prominently state the affect of a partial surrender.  (e.g., A partial surrender (or transfer to the personal pension account) will reduce the death benefit by an mount greater than the amount surrendered, when contract value is below net premiums.

Response: Agreed.

25.         What happens if you change ownership (p. 41)

In the last sentence of the third paragraph, please explain supplementally when the lesser of contract value and death benefit could be anything other than the contract value.

Response:  The death benefit could be the lesser value if contract value has grown based on Sub-Account performance and the death benefit remained fixed at the initial premium payment.

26.         Are there restrictions on the amount of subsequent premium payments? (p. 42)

Please place the restrictions on subsequent premium payments in bold faced type.

Response: Agreed.

27.         Can we aggregate contracts (p. 42)

a.               With regard to the maximum death benefit, please clarify whether the limits include amounts in the Personal Pension Account.

Response: Agreed.

b.              Please clarify supplementally whether aggregation affects any other term of the benefit, e.g., is satisfaction of the investment restrictions, with the attendant consequences, measured on an aggregate basis?

Response: Contract aggregation is limited only with respect to death benefits and therefore has no effect on any other contract terms.

28.         Premium or Premium Payment (p. 44)

The definition states “Portions of your Benefit Balance transferred to Sub-Accounts and/or the Fixed Accumulation Feature are initially considered to be Premium Payments that become part of your Contract Value. “  Please explain supplementally why you use the term “initially”.

Response:  Registrant will remove the term “initially”.

29.         State Variations (p. 48)

a.               Please clarify how Alabama, New Jersey and Ohio cannot offer the fixed accumulation feature, but does allow the DCA Plus Fixed Accumulation Feature.  There is no DCA Plus Fixed Accumulation Feature; there is a DCA Plus program and a separate Fixed Accumulation Feature.

Response: Registrant has clarified this point in the revised draft.

b.              In Minnesota, please clarify that the surrender charge schedule shown applies to class B shares of the contract.

Response: Agreed.

c.               Texas and Vermont mention Letters of Intent and a Rights of Accumulation program, however, there programs are not mentioned elsewhere in the prospectus.  Please revise the prospectus accordingly.

Response: Agreed.

30.         Appendix A-1

Please revise the table of contents to list the examples in order and to provide page numbers for all the subsets of examples.

Response: Agreed.

31.         Personal Pension Account - Example 3 (p. A-3 to 4)

This example reflects how inbound and outbound transactions affect, among other things, the return of premium death benefit.  Please clarify which return of premium death benefit this is referring to and add examples reflecting the adjustments to the other optional death benefits.

Response: Examples will be revised to provide for Return of Premium II and the Maximum Anniversary Value death benefit riders.

32.         Personal Pension Account - Example 5 (p. A-9 to 11)

a.               Fixed Dollar Amount

i.                  Please revise the headings in the example to explain the terms AWA, RGP and ROP.

Response: Agreed.

ii.               Please explain the heading “PPA - Transfer Base”.

Response:  Heading will be changed to refer to “Benefit Balance”.

iii.            Please include a brief statement in footnote 1 (or the preamble to example 5)  explaining that the Annual Performance is only shown for illustration purposes, and is not indicative of the performance you have achieved or will achieve under the rider.

Response: Agreed.

iv.           This example makes no mention of the election of an optional death benefit, but illustrates the use of the Return of Premium I death benefit, please clarify that this example assumes the election of the Return of Premium I Death Benefit.  Please consider reflecting the other optional death benefits in this example or let the individual optional death benefit examples illustrate how transfers to the PPA would affect the optional death benefit.

Response:  Registrant will remove reference to the ROP death benefit in the example.  Optional death benefit examples illustrate the effect of Surrenders. These examples note that transfers to the PPA are treated as Surrenders.

b.              Interest Sweep A

i.                  Please revise footnote one to replace the term “PPA Benefit Base” with “Starting Value adjusted for surrenders to” as described on page 19 of the prospectus.

Response: Agreed.

ii.               In footnote one, please replace the $100,000 figure with $10,000.

Response: Based on the changes reflected above, Registrant respectfully submits that this revision is unnecessary.

c.               Interest Sweep B

i.                  Please include a heading for each table explaining which Optional Death Benefit is being reflected.

Response: Agreed.

ii.               Please revise footnote 2 as it is not accurate; namely, the reference to the withdrawal limit as this rider has no withdrawal limit.

Response: Registrant respectfully submits that the withdrawal limit is 0% and reference to this term is needed to avoid confusion based on the formula included in relevant contract riders.

iii.            For ROP II, please revise the withdrawal limit to read N/A.

Response: Please refer to the response above.

d.              Income Path

i.                  Please include a brief statement in footnote 1 (or the preamble to example 5)  explaining that the Annual Performance is only shown for illustration purposes, and is not indicative of the performance you have achieved or will achieve under the rider.

Response: Agreed.

ii.               Please explain supplementally if there is ever a time when the Percentage Targets would not equal the After Transfer Percentages.  If this instance is reasonably likely to occur, please provide an example of such a scenario.

Response: This is possible in the unlikely event that the contract owner made an ad hoc transfer into the Personal Pension Account.  Registrant submits that this would seem to be a relatively rare circumstance given that the Program was operative to achieve a comparable result.

33.         MAV Example (p. A-11 to 14)

a.               In the Premium Payments column, please revise the heading to read “total premium payments adjusted for surrender”.  (So the investor does not think a premium payment of $100,000 is made every year.)

Response:  Agreed.

b.              Please explain the use of the phrase “guaranteed minimum death benefit” in the column reflecting the death benefit.  The phrase “guaranteed minimum death benefit” is not used elsewhere in the prospectus.  It also could lead the investor to think they could possibly get more than this value.  Please consider calling that column simply “Death Benefit”.  (Comment also applies to footnote 3 of example 2).

Response:  Agreed.

c.               In example 2, please revise the example (and the narrative discussion in the prospectus) which retroactively changes the anniversary value.  Instead, you could simply adjust the running MAV (as is done with premium payments).  (Retroactively changing figure makes things very difficult for an investor to follow.)

Response:  Registrant submits that the example supplied reflects the methodology used in the rider as filed with states hence retroactive revisions to certain components of the formula is unavoidable.  Registrant will revise footnote 3 to this example to help better clarify this adjustment.

34.         Contract Exchange Program (Appendix D)

a.               Optional Benefit Charges — The appendix provides an optional charge percentage, but fails to state what this is a percentage of (i.e., benefit base, payment base, contract value, etc.).  Please revise accordingly.

Response: Agreed, the footnote has been updated to reflect what the charge is a percentage of.

b.              The Personal Pension Account chart states “Growth potential depends on the credited rates Registrant declares at the time of each Contribution. These rates are fixed but do decline from one time period to another (e.g., years 0 - 10, 11 - 20 and 21+).”  This declining interest rate structure is never discussed in the prospectus.  Please revise the prospectus accordingly to describe this declining crediting rate structure.

Response: The credited rates and the banding thereof are described in the prospectus (page 14) in the description of Personal Pension Account interest crediting.  In addition,

Registrant also illustrated credited rates in various Personal Pension Account examples. Registrant respectfully submits that no further revisions are necessary.

c.               Death Benefit

i.                  Please include language to the effect that: If you participate in this exchange program, you will be terminating any death benefit available under your Eligible Contract. As a result, you will lose any death benefit in excess of your contract value.

Response: Agreed.

ii.               Please revise footnote 8 to read “the decedent’s 81st birthday” or ensure that footnote 8 is applicable to all the death benefits that cite to footnote 8.

Response: Agreed.

iii.            Please revise the second bullet point at the top of p. D-7 as there are no investment restrictions on the ROP II death benefit.

Response: Agreed.

d.              What other things might be considered — In the first sentence of the second bullet point, please include optional and standard death benefits.

Response: Agreed.

e.               Please confirm that all major differences between the Eligible Contracts and Replacement Contracts are described in the Appendix.  (e.g., are the annuity payout rates substantially different, or the income options substantially different between the contracts.)

Response:  Registrant submits that all material differences are referenced in the description supplied. Registrant further confirms that the annuity payout rates and income options are not substantially different between the referenced contracts.

35.         Return or Premium I (Appendix E)

a.               Is this rider designed to pay you a death benefit?

i.                  Please confirm the statement that the “benefit balance is not subject to principal protection.”  The benefit balance is a fixed obligation subject to minimum interest rates and is not affected by market fluctuations.

Response: Please refer to the response in item 23(a), above.

ii.               Please revise the last sentence of this section to reflect annuity payout option 2 and 8.

Response: Agreed.

b.              What effect do partial or full surrenders have on your benefits under this rider?

i.                  Please revise this section to explain how full surrenders affect your benefits, or revise the heading accordingly.

Response: Agreed.

ii.               Please prominently state the affect of a partial surrender.  (e.g., a partial surrender (or transfer to the personal pension account) may reduce the death benefit by an amount greater than the amount surrendered if the Contract Value is less than net premiums.

Response: Agreed.

c.               What happens if you change ownership?

If this rider is no longer available for sale, please revise the second and third paragraphs accordingly.

Response:  ROP I will remain available for sale in states that have not yet approved ROP II.

d.              Are there restrictions on how you must invest?

Under Multi-Asset Investments, please clarify that under the rider, notwithstanding the requirement to invest at least 30% of subaccount value in the fixed accounts; if you wish to invest in Multi-Asset Investments, you can only have all of your subaccount value or none of your subaccount value invested in the Multi-Asset Investments.

Response:  Please refer to the response in Item 20(b), above.

e.               Can we aggregate contracts

With regard to the maximum death benefit, please clarify whether the limits include amounts in the Personal Pension Account.

Response: Please refer to the response in Item 22(b), above.

Registrant hereby acknowledges that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statements. Registrant further acknowledges that the review of the filing by the Staff of the Commission does not relieve it of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing. Further, registrant acknowledges that it may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

Thank you for your continued cooperation.  Please contact me at (860) 843-6085 or Richard Wirth at (860) 843-1941 if you have questions or further comments.

Sincerely,

/s/ Sarah M. Patterson

Encl.